EXHIBIT 99.1

News for Immediate Release

Electrovaya to host a Battery Technology & Investor Day

Toronto, Ontario – April 19, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq:ELVA) (TSX:ELVA), a lithium-ion battery technology and manufacturing company, is pleased to announces it will be hosting a Battery Technology & Investor Day on Wednesday, June 12, 2024 starting at 11:00 am ET from the Company’s Canadian headquarters, located at 6688 Kitimat Rd., Mississauga, ON, L5N 1P8.

Electrovaya’s Chief Executive Officer, Dr. Raj DasGupta will be joined by other senior management and technology team members to provide a detailed overview and roadmap of our current battery technologies and production plans. The Company will also be providing a technical update on the Company’s Solid State Battery (SSB) developments, followed by a Q&A session.

The in-person event is by invitation only for Analysts and Media, with advance registration required. A replay will be made available and posted on the company website at www.electrovaya.com.

Register in advance for this webinar: https://www.webcaster4.com/Webcast/Page/2975/50464

For more information, Analyst and Media please contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618

jroy@electrovaya.com

1

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding solid state battery technology, battery technologies, performance and planned production roadmaps, and the timing therefor, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing”, “promising” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

2